UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 11, 2022

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue San Jose, California	95138
(Address of principal executive offices)	(Zip Code)

(669) 275-2251

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol(s)	Name of exchange on which registered
Common stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights	—	(1)

(1)	Attached to the Common Stock.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 4, 2022, as previously disclosed, Velodyne Lidar, Inc., a Delaware corporation (“Velodyne” or the “Company”), Ouster, Inc., a Delaware corporation (“Ouster”), Oban Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ouster (“Merger Sub I”), and Oban Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Ouster (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub I will be merged with and into Velodyne (the “First Merger”), with Velodyne surviving the First Merger as a direct, wholly owned subsidiary of Ouster (the “Surviving Corporation”), and as soon as practicable following the First Merger, the Surviving Corporation will be merged with and into Merger Sub II with Merger Sub II surviving as a direct, wholly owned subsidiary of Ouster (the “Second Merger”, and together with the First Merger, the “Mergers”).

On December 11, 2022, the Board of Directors of Velodyne (the “Board”) took actions, effective in December 2022, to preserve compensation-related corporate income tax deductions for Velodyne that might otherwise be disallowed through the operation of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), in connection with the Mergers. Specifically, the Board approved the accelerated vesting of equity awards and payment of cash-based awards to Theodore L. Tewksbury III, Velodyne’s Chief Executive Officer. The Board also approved the accelerated payment of cash-based awards to Mark Weinswig, Velodyne’s Chief Financial Officer; and Anurag Gupta, Velodyne’s Executive Vice President, Engineering, in each case as further described below. These actions will mitigate or eliminate the amount of excise tax that may be payable by Drs. Tewksbury and Gupta, and Mr. Weinswig, pursuant to Sections 280G and 4999 of the Code in certain circumstances.

In approving the accelerated vesting and payment of the awards, the Board considered, among other things, the projected value of the corporate income tax deductions that may be lost as a result of the effect of Section 280G and 4999 of the Code and the benefits accruing to Velodyne from reducing the potential tax burden that the Company’s executives may bear in connection with payments associated with the closing of the Merger and thereby providing Drs. Tewksbury and Gupta, and Mr. Weinswig, an additional financial incentive to remain with Velodyne through the closing of the Merger.

With respect to Dr. Tewskbury, the Board approved the accelerated vesting of 436,343 performance vesting restricted stock awards (“PSAs”), which were scheduled to vest on February 28, 2023, calculated by assuming that the applicable performance goals were achieved at target performance. As a result of such acceleration, the awards will vest on December 23, 2022. The estimated value of Dr. Tewksbury’s accelerated PSAs is $458,160, based upon the closing price of Velodyne’s common stock on December 12, 2022 of $1.05 per share. The foregoing equity awards would have vested upon the earlier of (i) their scheduled vesting date or (ii) the termination of Dr. Tewksbury’s employment without “cause” or his resignation for “good reason” (as each such term is defined in his employment agreement) following the closing of the Merger.

In addition, the Board approved cash payment of $570,000 for Dr. Tewksbury, $175,000 for Mr. Weinswig, and $150,000 for Dr. Gupta (which are expected to be paid on or around December 23, 2022), which represent the early payment of their bonuses for the 2022 fiscal year, calculated by assuming that the applicable performance goals were achieved at 100% of target.

In connection with the bonus payment and accelerated equity and equity-based award vesting and payment described above, each Executive has signed and Acceleration and Clawback Acknowledgement (“Clawback Agreement”). Each Clawback Agreement provides that the Executive’s accelerated payments are subject to certain repayment and true-up conditions, as described in the Clawback Agreement.

The description of the Clawback Agreements is qualified in its entirety by reference to the full text of the form of Clawback Agreement, a copy of which is filed as Exhibit 10.1 herewith and is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K (“Form 8-K”) contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction;

(xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in Part II, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this Form 8-K. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description of Exhibit

10.1	Form of Clawback Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

By:	/s/ Daniel Horwood
Daniel Horwood
General Counsel and Secretary

Date December 15, 2022

Exhibit 10.1

Acceleration and Clawback Acknowledgement

As you are aware, on November 4, 2022, Velodyne Lidar, Inc., a Delaware corporation (“Velodyne” or the “Company”), Ouster, Inc., a Delaware corporation (“Ouster”), Oban Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ouster (“Merger Sub I”), and Oban Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Ouster (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub I will be merged with and into Velodyne (the “First Merger”), with Velodyne surviving the First Merger as a direct, wholly owned subsidiary of Ouster (the “Surviving Corporation”), and as soon as practicable following the First Merger, the Surviving Corporation will be merged with and into Merger Sub II with Merger Sub II surviving as a direct, wholly owned subsidiary of Ouster (the “Second Merger” and together with the First Merger, the “Mergers”).

In connection with the Merger, certain employees of the Company, including yourself, may be entitled to receive payments that may be considered “excess parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (“Section 280G”), which may result in the imposition of an excise tax on such employees. On December 11, 2022, the Compensation Committee of the Board of Directors (the “Compensation Committee”) of the Company approved certain actions to mitigate the potential adverse impact of Section 280G on certain impacted employees, including you, including accelerating the payment of certain compensation to December 2022 that would otherwise have been paid to you in the subsequent year.

As described in Section 4 below, the acceleration of your payments is conditioned upon your timely execution of this Acceleration and Clawback Acknowledgement (the “Acknowledgement”).

1.	Accelerated Payment of Certain Compensation

If you sign this Acknowledgement of your obligations to repay certain of the following payments and to be subject to true-up conditions with respect to such payments, as described in Sections 2 and 3 below, then the Company will provide for the following payment[s] to you in December 2022 (rather than at the times such payments would otherwise have vested and been paid) to the extent applicable to you and to the extent set forth on Schedule A hereto:

(i)

Payment of your fiscal year 2022 annual bonus (“Annual Bonus”) that otherwise would be payable in 2023 (the “FY22 Annual Bonus”) with performance deemed to be 100% of target (the “Accelerated Bonus”); and

(ii)

Accelerated vesting and settlement of certain Company performance restricted stock awards (“PSAs”) that would otherwise have vested and been settled in 2023, assuming vesting at 100% performance level (the “Accelerated PSAs”).

The Accelerated Bonus and Accelerated PSAs (collectively, as applicable, the “Accelerated Amounts”) will offset the corresponding payments or amounts that you would have otherwise become entitled to receive upon the consummation of the Merger or otherwise in 2023 so there will in no event be any duplication of payments.

2.	Clawback of Accelerated Payment

(a) In the event that you voluntarily terminate your employment with the Company other than for “good reason” or your employment is terminated for “cause” (as such terms are defined in your Severance and Change in Control Agreement) prior to the Closing Date (as defined in the Merger Agreement) or prior to the date on which the applicable payment would have been made but for the payment of the Accelerated Amounts, as applicable, and such termination otherwise would result in forfeiture of any portion of the Accelerated Bonus and Accelerated PSAs that constitute the Accelerated Amounts, as applicable, then you shall, and you hereby agree to, repay to the Company the applicable number of shares underlying the Accelerated PSAs that were settled in shares in connection with the Accelerated Amounts and the applicable cash amounts underlying the Accelerated Bonus; provided that, such net amounts to be repaid will be based on your 2022 marginal combined tax rate.

(b) If you are required to make any repayment pursuant to Section 2(a) above or Section 3(a) below and you fail to repay such amount(s) in a timely manner, you will be required to reimburse the Company for any reasonable fees (including reasonable attorney’s fees) or costs it incurs in connection with seeking repayment.

3.	True Ups for Accelerated Payments

(a) If the FY22 Annual Bonus performance multiplier determined to be applicable to FY22 Annual Bonus participants generally (the “Actual Performance Multiplier”) exceeds 100% of target performance, to the extent you received an Accelerated Bonus, the Company shall pay you at the time the FY22 Annual bonus is generally paid to FY22 participants an amount equal to the difference between the Actual Performance Multiplier and 100% with respect to your fiscal year 2022 Annual Bonus (the “FY22 Annual Bonus Differential”), less applicable taxes and withholdings. However, if the Actual Performance Multiplier is less than 100%, to the extent you received an Accelerated Bonus, you shall repay the Company at the time the FY22 Annual Bonus is generally paid to FY22 participants the FY22 Annual Bonus Differential on a net after-tax basis and based on your 2022 marginal combined tax rate.

(b) If the actual performance determined to apply to the Company PSAs generally (the “Actual PSA Performance Multiplier”) exceeds the performance level applicable to the Accelerated PSAs as set forth in Schedule A, to the extent you received Accelerated PSAs, the Company shall settle any incremental earned PSAs at the original settlement date, with the number of PSAs equal to difference between the Actual PSA Performance Multiplier and the level as set forth on Schedule A with respect to your PSAs (the “PSA Differential”), less applicable taxes and withholdings. However, if the Actual PSA Performance Multiplier is less than the performance level set forth on Schedule A, to the extent you received Accelerated PSAs, you shall repay to the Company at the time of the original settlement date applicable to PSA holders generally, the PSA Differential by either repaying to the Company a number of shares underlying the applicable PSA Differential.

4.	Acknowledgement

(a) You hereby acknowledge and agree that the Company’s payment to you of the amounts described in Section 1 above and specifically set forth in Schedule A hereto shall be subject in all respects to the terms, conditions and requirements described in Sections 2 and 3 above.

(b) Any controversy arising out of or relating to this Acknowledgement or the breach of this Acknowledgement that cannot be resolved by you and the Company, including any dispute as to the calculation of any payments hereunder, and the terms of this Acknowledgement, shall be determined by a single arbitrator in California, in accordance with the rules of JAMS; provided, however, that either party may seek preliminary injunctive relief to maintain or restore the status quo pending a decision of the arbitrator, and the parties consent to the exclusive jurisdiction of the courts of the State of California or the Federal courts of the United States of America located in the Northern District of California in connection therewith. The decision of the arbitrator shall be final and binding and may be entered in any court of competent jurisdiction. The arbitrator may award the party the arbitrator determines has prevailed in the arbitration any legal fees and other fees and expenses that may be incurred in respect of enforcing its respective rights.

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(c) All disputes arising under or related to this Acknowledgement shall at all times be governed by and construed in accordance with the internal laws (as opposed to the conflict of law provisions) and decisions of the State of California as applied to agreements executed in and to be fully performed within that State.

(d) If any court subsequently determines that any part of this Acknowledgement is invalid or unenforceable, the remainder of the Acknowledgement shall not be affected and shall be given full effect without regard to the invalid portions. Further, any court invalidating any provision of this Acknowledgment shall have the power to revise the invalidated provisions such that the provision is enforceable to the maximum extent permitted by applicable law.

This Acknowledgement does not constitute legal or tax advice and may not cover all of the factors that any particular individual should or would consider relevant to the individual’s situation. Each individual must evaluate their unique situation and make their own decisions related to the payments described above and in Schedule A and the terms and conditions thereof. This Acknowledgement does not guarantee that no excise tax will be imposed on you. You should seek advice based on your particular circumstances from an independent tax advisor.

[Signature page follows]

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Agreed and acknowledged this ____ day of ________, 2022.

SCHEDULE A

Accelerated Payments for ___________

2022 Annual Bonus Payment to be Paid in December 2022 ($)	Number of PSAs to vest and settle in December 2022 (at 100% performance) (#)

A-1